Via Facsimile and U.S. Mail
Mail Stop 6010


July 13, 2005


Mr. Michael N. Murdock
Senior Vice President and Chief Financial Officer
Radiologix, Inc.
3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-2776


Re:	Radiologix, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 15, 2005
	File No. 001-15861


Dear Mr. Murdock:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6.  Selected Financial Data, page 14

1. Please explain to us why you did not include five years of balance sheet information in the table on page 15. Refer to Item
301(b)(2)
of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Liquidity and Capital Resources, page 25

2. It is unclear based on your discussion related to your operating cash flows what resulted in the decrease in the current period. Please explain to us in greater detail the activities that generate and use cash in operations. Include which of these activities specifically caused the significant changes in the current period. Please note that a reiteration of the cash flow statement is not sufficient to this end. Also include a discussion of what resulted in the significant changes to your days sales outstanding in accounts receivable between these periods.

3. Please revise your contractual obligations table to include the estimated interest payments, since these payments appear to represent material future obligations based on your statement of cash flows. Refer to Financial Reporting Release 72.

Critical Accounting Policies, page 26

Revenue Recognition, Contractual Allowances, and Allowances for
Doubtful Accounts, page 26

4. Please describe to us in greater detail the comprehensive
"retrospective collection analysis of [your] accounts receivable" that took place in the fourth quarter of 2004. Include a discussion of how this allowed you to feel comfortable with the amounts recorded as accounts receivable at year-end. Also explain how you determined that the $9.1 million charge in the fourth quarter was appropriate.

5. Please provide to us a discussion of the following items in a format that represents potential disclosure to be added in these areas in future Forms 10-K or identify for us in your current disclosure how these items are addressed:

a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
b. Clarify for us why the 1.0% threshold disclosed related to your sensitivity analysis is appropriate.
c. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
d. Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
e. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
f. Disclose the timing of the "system driven" charges that result after the "communication cycle is completed and the receivable remains uncollected."

Financial Statements

Note 3.  Goodwill and Intangible Assets, page 48

6. Please clarify for us what the "Equipment financing right" represents. Include how this right that is apparently to finance equipment with Radiologix represents an asset.

Note 10.  Commitments and Contingencies, page 54

Self-insurance, page 54

7. Please tell us the amount of the reserves related to the potential obligations under the self-insurance arrangements.

Other Matters, page 55

8. We recognize that you are unable to quantify the potential impact of this matter on your operations. Please provide to us a description of the potential impact that this matter may have such as fines including how such fines would be determined, i.e. based on revenues from those locations.


Note 15.  Gain on Sale of Operations, page 58

9. Please explain to us why you chose not to classify the disposal of this business as discontinued operations. Also clarify for us why it appears that some of the operations related to Questar are classified as discontinued while others are not.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or
Jim
Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



For Jim B. Rosenberg
Senior Assistant Chief
Accountant
??

??

??

??

Michael N. Murdock
Radiologix, Inc.
July 13, 2005
Page 1